U.S.  SECURITIES  AND  EXCHANGE  COMMISSION

                     WASHINGTON,  D.  C.  20549


                           FORM  12b-25

                   NOTIFICATION  OF  LATE  FILING


[X]  Form  10-K   [  ]  Form  20F   [  ]  Form  11-K   [  ]  Form  10-Q
[  ]  Form  N-SAR

For  the  Period  Ended  December  31,  2001.

     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended  ________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART  I  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant:  WAVE  POWER.NET,  INC.

Address  of  Principal         950  N.  Federal  Highway,  #209
Executive  Office:             Pompano  Beach,  FL  33062

                PART  II  -  RULES  12b-25  (b)  and  (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.

(Check  box  if  appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     [X]  (b)    (i)  The  subject  annual  report,  semi-annual
report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [  ]       (ii)  The  subject  quarterly  report  or  transition
report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART  III  -  NARRATIVE

     The Company's independent auditors are in the process of completing their audit of its financial statements for the calendar year ended December 31, 2000, and management believes that this audit will be completed after April 2, 2001, but before April 17, 2000.

                   PART  IV  -  OTHER  INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Steve  Pollak,  Esq.
               7410  Southwest  Oleson  Rd.  #325
               Portland,  OR  97223
               Telephone:  (503)  641-2105

     (2)  Have  all  other  periodic  reports  required  under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X]  Yes  [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [  ]  Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     WAVE POWER.NET, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  3/29/2002             By/s/Brian  Fisher
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                             Brian  Fisher,  President